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                              October 16, 2020

       Brian Chesky
       Chief Executive Officer
       Airbnb, Inc.
       888 Brannan Street
       San Francisco, CA 94103

                                                        Re: Airbnb, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
30, 2020
                                                            CIK No. 0001559720

       Dear Mr. Chesky:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Sales and Marketing, page 136

   1. In response to comment 16 you disclose that sales and marketing expenses will decline as a percentage of revenue
relative to 2019. Given the substantial increase in sales
                                                        and marketing expense
in 2019, please provide further context for the anticipated decline in marketing expense,
including your expectations for such expenses in the near-term. In addition, on page 172,
you state that you expect to shift your marketing mix to invest more in brand marketing
and less in performance marketing, as compared to 2019. Please address, to the extent
practicable, the impact you expect this shift to have on your overall sales and marketing
expenses.
 Brian Chesky
FirstName
Airbnb, Inc.LastNameBrian Chesky
Comapany
October 16,NameAirbnb,
             2020       Inc.
October
Page 2 16, 2020 Page 2
FirstName LastName



Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 149

2.       We reviewed your disclosure on page 154 made in response to comment
20. Please
         provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and are not at risk of failing step one. If your reporting unit is at risk of failing step one, you should disclose:

             The percentage by which fair value exceeded carrying value at the date of the most recent step one test;
             The amount of goodwill;
             A detailed description of the methods and key assumptions used and how the key assumptions were determined;
             A discussion of the degree of uncertainty associated with the assumptions; and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of SEC Release No. 34-48960.
Our Marketing, page 172

3. Your response to comment 22 states that you expect your change in marketing mix will result in a shift in visitor mix from paid to unpaid channels, but you intend to maintain or grow total visitor levels despite the change. Please include similar disclosure in your prospectus. In your disclosure, please explain why you believe that you can maintain or increase platform traffic while decreasing performance marketing spend, given that 23%
         of traffic to your platform came from paid performance marketing channels in the year ended December 31, 2019.
Compensation Discussion and Analysis
Elements of Our Executive Compensation Program, page 194

4. We note your revisions in response to comment 24 that "[t]he performance metrics, goals and corresponding weightings for each performance period were established at the
         beginning of such performance period based on our management   s and
our board of
         directors    assessment of our strategic priorities and their relative
importance for such
         performance period, taking into account relevant factors at the time, including then-
         current company strategy, performance and business environment." To provide additional context for investors, please discuss in greater detail the reasons for the changes to the weightings of each Company Priority from the first half 2019 performance period to the
 Brian Chesky
Airbnb, Inc.
October 16, 2020
Page 3
         second half 2019 performance period or tell us where you have included such information.
       You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameBrian Chesky                              Sincerely,
Comapany NameAirbnb, Inc.
                                                            Division of
Corporation Finance
October 16, 2020 Page 3                                     Office of Trade &
Services
FirstName LastName